Exhibit 99.1

Nomad Foods Announces CFO Paul Kenyon to Depart in August 2017

Mr. Kenyon to remain on the Board as a Non-Executive Director

FELTHAM, England, June 7, 2017 — Nomad Foods Limited (NYSE: NOMD), today announced that Chief Financial Officer Paul Kenyon has resigned to accept another opportunity outside of the food industry. Mr. Kenyon has been CFO with the company for five years, joining in 2012 as CFO of Iglo Group and then CFO of Nomad Foods since 2015. He will continue to serve in his current role until August and will remain on the Board as a Non-Executive Director following his departure. The company has commenced an external search for his replacement.

Stefan Descheemaeker, CEO of Nomad Foods, said, “On behalf of everyone at Nomad Foods I would like to thank Paul for his significant contributions to the company and wish him success in his new opportunity. I am particularly grateful for his personal support since I joined as CEO two years ago. Paul has built a talented team around him and leaves behind an organization that has made great strides, as evidenced by our return to organic revenue growth and recently raised revenue, EBITDA and cash flow guidance for 2017.”

Mr. Kenyon said, “My tenure at Nomad Foods has been extremely rewarding on both a professional and personal level. I am proud of our many accomplishments, particularly the last two years as we listed on the NYSE, integrated the acquisition of Findus and laid a foundation for long-term sustainable growth. I look forward to seeing the company execute against strategic plans while, in the near-term, building on the strong top-line momentum it has experienced thus far in 2017.”

About Nomad Foods Limited

Nomad Foods (NYSE: NOMD) is a leading frozen foods company building a global portfolio of best-in-class food companies and brands within the frozen category and across the broader food sector. Nomad Foods produces, markets and distributes brands in 17 countries and has the leading market share in Western Europe. The Company’s portfolio of leading frozen food brands includes Birds Eye, iglo, and Findus. More information on Nomad Foods Limited is available at http://www.nomadfoods.com.

Contact Details

Investor Relations Contact

Taposh Bari, CFA

Nomad Foods Limited

+1-718-290-7950

John Mills

ICR, Partner

+1-646-277-1254

Media Contact

Liz Cohen

Weber Shandwick

+1-212-445-8044